04036261

File No. 82-34719

SECURITAS

Press Release from Securitas AB

July 28, 2004

Securitas to publish Half-Year Report on Wednesday, August 11, 2004

Securitas will publish its January-June report 2004 on Wednesday, August 11, 2004, at approximately 1.00 p.m. (CET). The press release will be available on Securitas website immediately after publishing.

Agenda

App. 1.00 p.m. **Report Release**
The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.

App. 2.30 p.m. **Presentation slides will be available at www.securitasgroup.com**

3.00-4.00 p.m. **Information meeting:**
Securitas Senior Management to present the report and answer questions.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
To follow the presentation via Internet, go to www.securitasgroup.com.
To follow the presentation via telephone, call +44 (0) 20 7162 0186.
Note. There will be an opportunity to ask questions via telephone. This will replace the telephone conference, which has previously been held after the information meeting.

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until August 25th on: **+44 (0) 20 8288 4459, access code: 965032**

Subscribe for press releases
To receive the Report, and future press releases, please go to www.securitasgroup.com and subscribe under "news & publications"

***Further information may be obtained from Henrik Brehmer, Investor Relations, phone:* +44 (0) 20 8432 6523, mobile +44 (0) 7884 117 192**

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

8/17

FILE NO. 82-34719

SECURITAS

Securitas AB

Interim Report

January – June 2004

The Group is back to growth in sales, operating income and income before taxes – full year forecast 2004 maintained

- Sales in the second quarter increased by 2 percent to MSEK 14,830 (14,581), adjusted for changes in exchange rates, acquisitions and divestitures. In the first half of the year sales increased by 2 percent to MSEK 29,283 (29,400), adjusted for changes in exchange rates, acquisitions and divestitures.

  Group sales are now showing a stable development of positive organic sales growth compared to last year.

- Operating income in the second quarter increased by 15 percent to MSEK 947 (835), adjusted for changes in exchange rates. Operating margin increased to 6.4 percent (5.7) mainly driven by improvements in Cash Handling Services but also in Direct. In the first half of the year operating income increased by 9 percent to MSEK 1,824 (1,736), adjusted for changes in exchange rates. Operating margin increased to 6.2 percent (5.9).

- Income before taxes in the second quarter increased by 38 percent to MSEK 534 (393), adjusted for changes in exchange rates. In the first half of the year income before taxes increased by 17 percent to MSEK 998 (865), adjusted for changes in exchange rates.

- Net income in the second quarter increased by 37 percent to MSEK 333 (243). In the first half of the year the increase was 16 percent to MSEK 623 (538).

- Earnings per share after full taxes increased 32 percent to SEK 0.91 (0.69) in the second quarter. In the first half of the year the increase was 13 percent to SEK 1.71 (1.52).

Comments from the CEO, Thomas Berglund

"Despite continued difficult trading conditions, the Group's sales, operating income and income before taxes for the second quarter 2004 increased in real and nominal terms for the first time since the third quarter 2002. This marks the end of a long period of income negatively affected by temporary items and loss making operations. Our previous forecast for the full year of an increase in income before taxes of 15–20 percent adjusted for changes in exchange rates, remains intact. The acquisition of Bell was successfully completed in June and will start to contribute to the Group's income from 2005 and forms a strategic platform in the UK for our Security Systems division."

FILE NO. 82-34719

Key Financial Data

MSEK	Q2 2004	Q2 2003	Total change %	H1 2004	H1 2003	Total change %
Sales	14,830	14,581	*2*	29,283	29,400	*0*
Organic sales growth, % [1]	*2*	*-4*		*2*	*-4*	
Operating income	947	835	*13*	1,824	1,736	*5*
Real change, %	*15*	*-16*		*9*	*-12*	
Operating margin, %	*6.4*	*5.7*		*6.2*	*5.9*	
Income before taxes	534	393	*36*	998	865	*15*
Real change, %	*38*	*-31*		*17*	*-22*	
Net income	333	243	*37*	623	538	*16*
Free cash flow	987	132		1,000	377	
% of adjusted income	*152*	*25*		*81*	*35*	
Return on capital employed, %	-	-		*18*	*19*	
Earnings per share after full taxes, SEK	0.91	0.69	*32*	1.71	1.52	*13*

1) Adjusted for changes in exchange rates, acquisitions and divestitures

Organic Sales Growth and Operating Margin Development

	Q2 2004			H1 2004		
MSEK	Organic sales growth %	Margin %	Margin increase/ decrease PP	Organic sales growth %	Margin %	Margin increase/ decrease PP
Group	*2*	*6.4*	0.7	*2*	*6.2*	0.3
Security Services USA	*-2*	*5.1*	-0.4	*-1*	*5.0*	-0.5
Security Services Europe	*3*	*6.8*	0	*3*	*6.9*	0.2
Security Systems	*0*	*11.8*	-0.8	*1*	*11.2*	0.4
Direct	*21*	*9.6*	1.4	*21*	*9.1*	1.8
Cash Handling Services	*4*	*6.6*	4.9	*3*	*5.9*	1.5

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

SALES AND INCOME FOR THE GROUP

April – June 2004

Sales amounted to MSEK 14,830 (14,581). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to 2 percent (-4).

Group sales are now showing a stable development of positive organic sales growth compared to last year.

SALES APRIL – JUNE MSEK	2004	2003	%
Total sales	**14,830**	**14,581**	*2*
Acquisitions/Divestitures	-294	-11	
Currency change from 2003	336	-	
Organic sales	**14,872**	**14,570**	*2*

Operating income before amortization of goodwill amounted to MSEK 947 (835), which adjusted for changes in exchange rates of MSEK 14, corresponds to an increase of 15 percent. The operating margin was 6.4 percent (5.7), mainly driven by improvements in Cash Handling Services but also in Direct.

Income before taxes amounted to MSEK 534 (393). Adjusted for changes in exchange rates of MSEK 8, this is an increase of 38 percent compared to 2003.

INCOME APRIL – JUNE MSEK	2004	2003	%
Income before taxes	**534**	**393**	*36*
Currency change from 2003	8	-	
Organic income	**542**	**393**	*38*

The Group's full tax rate was 37.5 percent (38.1). Earnings per share after full taxes and full conversion was SEK 0.91 (0.69), an increase of 32 percent.

January – June 2004

Sales amounted to MSEK 29,283 (29,400). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to 2 percent (-4).

SALES JANUARY – JUNE MSEK	2004	2003	%
Total sales	**29,283**	**29,400**	*0*
Acquisitions/Divestitures	-551	-102	
Currency change from 2003	1,217	-	
Organic sales	**29,949**	**29,298**	*2*

Operating income before amortization of goodwill amounted to MSEK 1,824 (1,736), which adjusted for changes in exchange rates of MSEK 63 corresponds to an increase of 9 percent. The operating margin was 6.2 percent (5.9).

Income before taxes amounted to MSEK 998 (865). Adjusted for changes in exchange rates of MSEK 16, this corresponds to an increase of 17 percent.

INCOME JANUARY – JUNE MSEK	2004	2003	%
Income before taxes	**998**	**865**	*15*
Currency change from 2003	16	-	
Organic income	**1,014**	**865**	*17*

The Group's full tax rate was 37.5 percent (37.8). Earnings per share after full taxes and full conversion was SEK 1.71 (1.52), an increase of 13 percent.

Organic sales growth, %, 2001-2004



15%
10%
5%
0%
-5%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04

Income before taxes, real change, %, 2001-2004



120%
80%
40%
0%
-40%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional Overview January – June 2004 and 2003

MSEK	Security Services USA 2004	Security Services USA 2003	Security Services Europe 2004	Security Services Europe 2003	Security Systems 2004	Security Systems 2003	Direct 2004	Direct 2003	Cash Handling Services 2004	Cash Handling Services 2003	Other and Eliminations 2004	Other and Eliminations 2003	Group 2004	Group 2003
Sales, external	9,573	10,577	11,597	11,428	2,105	1,889	1,231	1,024	4,777	4,482	-	-	29,283	29,400
Sales, intra-group	-	-	238	240	39	35	25	22	37	57	-339	-354	-	-
Total sales	**9,573**	**10,577**	**11,835**	**11,668**	**2,144**	**1,924**	**1,256**	**1,046**	**4,814**	**4,539**	**-339**	**-354**	**29,283**	**29,400**
Organic sales growth, %	***-1***	***-11***	***3***	***5***	***1***	***6***	***21***	***19***	***3***	***-7***	-	-	***2***	***-4***
Operating income before amortization of goodwill	**483**	**577**	**813**	**784**	**241**	**208**	**114**	**76**	**285**	**200**	**-112**	**-109**	**1,824**	**1,736**
Operating margin, %	***5.0***	***5.5***	***6.9***	***6.7***	***11.2***	***10.8***	***9.1***	***7.3***	***5.9***	***4.4***	-	-	***6.2***	***5.9***
Amortization of goodwill	-221	-231	-172	-183	-46	-28	-24	-24	-101	-94	-	-	-564	-560
Operating income after amortization of goodwill	262	346	641	601	195	180	90	52	184	106	-112	-109	1,260	1,176
Operating capital employed	906[2)]	1,180[2)]	1,714	2,640	776	796	709	580	2,636	2,218	-1,359	-1,633	5,382	5,781
Operating capital employed as % of sales [1)]	***5[2)]***	***5[2)]***	***7***	***11***	***14***	***21***	***27***	***27***	***27***	***24***	-	-	***9***	***10***
Goodwill	6,446	7,274	4,331	4,816	2,310	573	506	543	2,611	2,937	-	-	16,204	16,143
Capital Employed	**7,352[2)]**	**8,454[2)]**	**6,045**	**7,456**	**3,086**	**1,369**	**1,215**	**1,123**	**5,247**	**5,155**	**-1,359**	**-1,633**	**21,586**	**21,924**
Return on capital employed, %	***15***	***17***	***29***	***23***	***15***	***28***	***19***	***15***	***11***	***13***	-	-	***18***	***19***

1) Adjusted for the full year sales of acquired entities
2) Calculated after the reversal of the sale of accounts receivables of MSEK 1,698 (1,777)

The development in the Group's divisions above conform to RR 25 Segment Reporting. Comparatives have been adjusted.

Security Services USA

In Security Services USA, after last year's completion of the merger of all operations under the Securitas name, there is now an increased focus on customers and further refinement. The National Customers sales organization is in place and up to speed. The regional sales organization is being focused on different customer segments. In the local branch organization, customer care is a top priority.

Internally the rollout of the new IT platform continues according to plan and is now successfully introduced in the first regions. Following the rollout of the IT platform, intensive branch manager training takes place in the respective region.

April – June 2004

Organic sales growth amounted to -2 percent (-13). The negative organic sales growth is an improvement compared to the previous year but lower compared to the first quarter 2004. The competitive environment remains subject to strong pricing pressure. The development of sales has stabilized during the second quarter and the trend from the first quarter with higher than expected losses and reductions of customer contracts has stopped.

Sales and organic sales growth

MUSD	Q1	Q2	Q3	Q4
2004	643	636	n/a	n/a
	0%	*-2%*	*n/a*	*n/a*
2003	639	646	658	665
	-10%	*-13%*	*-10%*	*-2%*
2002	707	735	728	668
	9%	*14%*	*13%*	*-4%*

The operating margin was 5.1 percent (5.5). The operating margin has increased slightly during the quarter but the 0.4 percentage point decline compared to last year, reflects increases in the SUI-charges (State Unemployment Insurance) and the medical costs that given the current environment have not been fully compensated through price increases.

Operating income and operating margin

MUSD	Q1	Q2	Q3	Q4
2004	32	33	n/a	n/a
	5.0%	*5.1%*	*n/a*	*n/a*
2003	35	36	38	37
	5.4%	*5.5%*	*5.7%*	*5.6%*
2002	43	44	48	44
	6.0%	*6.1%*	*6.5%*	*6.6%*

The current trend in the market still suggests that some customers are holding back security spending to save costs and improve short-term profitability. The commercial guarding market in the U.S. is currently estimated to grow by 1–2 percent.

January – June 2004

Organic sales growth amounted to -1 percent (-11).

The operating margin was 5.0 percent (5.5).

The contract portfolio, which generates approximately 90 percent of sales, was slightly negative during the first half of 2004 but turned slightly positive in the second quarter. Price and wages increased 1–1.5 percent on an annualized basis. Client retention increased slightly to 88 percent from 87 percent in the first quarter and employee turnover rose slightly to 65 percent.

The current market conditions for the security sevices industry continue to be difficult and the organic sales growth is expected to continue to be slightly negative during the remainder of the year. Continued efforts to compensate for SUI and medical costs as well as measures to save costs are expected to help to improve the operating margin during the remainder of this year.

Security Services Europe

In Security Services Europe the focus is on further specialization and refinement of services in order to speed up organic sales growth and margin expansion. In most countries separate units for small customers with timesharing services have been created and the permanent guarding for large customers is being organized in specific customer segments. Aviation and port security creates an opportunity for faster expansion when being further specialized.

April – June 2004

Organic sales growth amounted to 3 percent (5). Norway, Denmark, Finland, UK, Spain and Austria show stronger development than average in organic sales growth. The development in Germany and France was lower than average in organic sales growth partly due to continued impact from the slow market development. Germany, however, is back on positive organic sales growth after having shown flat or negative development during the previous three quarters.

Sales and organic sales growth

MSEK	Q1	Q2	Q3	Q4
2004	5,848	5,987	n/a	n/a
	3%	*3%*	*n/a*	*n/a*
2003	5,773	5,895	5,817	5,874
	5%	*5%*	*1%*	*3%*
2002	5,516	5,704	5,883	5,846
	8%	*11%*	*9%*	*3%*

The operating margin was 6.8 percent (6.8). Sweden, Denmark, UK, France, Spain and Belgium show stronger development than average in operating margin. France is improving its level of operating margin from 2003 and is expected to show a full year improvement compared to last year. The Netherlands is still struggling after the losses in the third quarter 2003 of some major clients. The operating margin is slightly negatively impacted by a non-recurring cost regarding a branding project in Belgium.

Operating income and operating margin

MSEK	Q1	Q2	Q3	Q4
2004	407	406	n/a	n/a
	7.0%	*6.8%*	*n/a*	*n/a*
2003	382	402	432	483
	6.6%	*6.8%*	*7.4%*	*8.2%*
2002	347	369	439	456
	6.3%	*6.5%*	*7.5%*	*7.8%*

January – June 2004

Organic sales growth amounted to 3 percent (5).

The contract portfolio, which generates approximately 85 percent of sales, grew by 4 percent on an annualized basis during the first half of 2004. Both wage and price increases amount to 3 percent on an annualized basis. The client retention rate is stable above 90 percent and staff turnover was 33 percent.

For the full year, the organic sales growth is expected to be in line with the contract portfolio development.

The operating margin was 6.9 percent (6.7). The operating margin for the full year is expected to improve slightly more than the margin improvement during the first half of 2004. The margin improvement is supported by continued cost control and the impact of the increased importance of time sharing solutions and combined contracts.

Security Systems

In Security Systems the focus is on driving organic development and to establish new and expanding existing platforms. The organic development involves splitting the production organization between installation and maintenance. In the second step, the organization is split between customer segments, with banks and chain customers as important segments.

The addition of Eurotelis in France makes the Security Systems division a market leader for systems, as well as in the bank and post segments in France.

The acquisition of Bell Group in the UK marks an important step to establish Security Systems in one of the largest system markets in Europe, where Bell has a dominant position in the bank segment.

April – June 2004

Organic sales growth amounted to 0 percent (5). The division has been impacted by low order intake during the fourth quarter 2003 and the first quarter 2004 in some countries. However, the order intake has improved significantly during the second quarter. The division is continuing to perform well compared to the overall market in Europe. Spain, Portugal, Norway and Finland show higher growth figures than the average. Sweden shows lower than average organic sales growth due to high installation volumes during the second quarter 2003.

The operating margin was 11.8 percent (12.6). The operating margin impact coming from Bell, which was consolidated as from June 7, is -0.2 percentage points. The operating margin is also slightly negatively impacted by reorganisation costs of MSEK 5 in Belgium.

January – June 2004

Organic sales growth amounted to 1 percent (6). Organic sales growth is expected to increase for the remainder of the year mainly driven by continued improvement in the order intake.

The operating margin was 11.2 percent (10.8). All countries show improved or similar operating margin compared to the first half of last year. The strong development is supported by the increased focus on installation and maintenance, further customer segmentation and efficient sourcing of products.

The operating margin for the full year 2004 is expected to be higher compared to 2003.

Direct

The Direct business has its entire focus on organic development. During the last year resources have been allocated to speed up the development in countries where Direct is already operating and to expand into new markets.

The new consumer concept is developed in all countries of operation with a current focus on Sweden, France and the Netherlands.

April – June 2004

Organic sales growth amounted to 21 percent (17). In Direct's traditional operations organic sales growth continues to be strong and amounted to 29 percent (29) in the quarter. Direct continues to show strong development compared to the market.

The operating margin was 9.6 percent (8.2).

January – June 2004

Organic sales growth amounted to 21 percent (19). In Direct's traditional operations the organic sales growth amounted to 29 percent (29) during the first half of 2004.

The operating margin was 9.1 percent (7.3). The increase is due to improvements in third party monitoring operations.

In Direct's traditional operations, a new wireless consumer concept has been introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During the period, 72,007 (54,518) new alarms were installed in Direct's traditional operations, an increase of 32 percent. This raised the total number of connected alarms by 28 percent to 491,829 (384,669). In the third party monitoring operations, 8,550 (8,010) new alarms were installed for a total of 137,574 (132,789) connected alarms. The total number of new installations by Direct thus amounts to 80,557 (62,528) and the number of connected alarms to 629,403 (517,458), an increase of 22 percent compared to 2003.

Going forward, the focus is on continued organic sales growth in existing countries and on introducing the concepts in new markets through organic start-ups. Organic sales growth for the full year is expected to continue at the current levels and the operating margin for the full year to improve compared to last year.

Cash Handling Services

The Cash Handling Services division is returning to normal operations and step by step increasing its performance. The process to create a joint management team is well under way.

Organic sales growth in Europe is 5 percent with strong margin improvement – and 10 percent if adjusted for Germany and Portugal, where substantial contract reductions have taken place. The Cash management in UK (SCM UK) is back in profit in the second quarter. The German operation is still showing a loss but stabilizing and substantially increasing quality and precision.

In the U.S. operation, the Eastern Region has been split into two regions. Decentralization and reduction of central resources is under way. Organic sales growth has started to accelerate after the loss of one large customer last year.

April – June 2004

Organic sales growth amounted to 4 percent (-4). This is an improvement compared to all quarters in 2003 and confirms that the division is back to positive organic sales growth. The significant loss of volume in Portugal and Germany in the second quarter 2003 impacted the organic sales growth negatively by 4 percentage points.

The operating margin was 6.6 percent (1.7).

The German operation has improved significantly compared to last year following the major reorganization project that was completed in the fourth quarter 2003. Losses for the second quarter amounts to MSEK 14 and are related to the difficult trading environment and intense price pressure, which are expected to continue during the rest of the year.

January – June 2004

Organic sales growth amounted to 3 percent (-7).

The operating margin was 5.9 percent (4.4).

In February 2004, Cash Handling Services signed an agreement to take over the majority of the commercial part of Swedish National Bank cash services, Pengar i Sverige AB. The takeover was conditional upon the Swedish Competition Authority's approval. The Swedish Competition Authority reviewed the case for three months and demanded an extended trial period for up to three months. The prolonged trial period implied further uncertainty for the employees concerned and entailed increased risks in the production. Consequently Securitas decided, in accordance with the agreed terms and conditions, to terminate the agreement regarding the takeover of Pengar i Sverige AB.

Organic sales growth will continue to improve during the year. The operating margin is expected to show significant improvement compared to 2003.

CASH FLOW

April – June 2004

Operating income before amortization of goodwill amounted to MSEK 947 (835).

Net investments in fixed assets after depreciation totaled MSEK -47 (-27).

Changes in accounts receivable amounted to MSEK 97 (122) and changes in other operating capital employed amounted to MSEK 233 (-413). The positive change in other operating capital employed is mainly explained by positive seasonal fluctuations in payments reversing some of the negative impact in the first quarter.

Cash flow from operating activities was MSEK 1,230 (517), equivalent to 130 percent (62) of operating income before amortization of goodwill.

Free cash flow was MSEK 987 (132), equivalent to 152 percent (25) of adjusted income. In the second quarter 2003, free cash flow was impacted by non-recurring payments of MSEK 280, mainly related to the one company project in Security Services USA.

January – June 2004

Operating income before amortization of goodwill amounted to MSEK 1,824 (1,736).

Net investments in fixed assets after depreciation totalled MSEK -75 (-130).

Changes in accounts receivable amounted to MSEK 21 (-135) and changes in other operating capital employed amounted to MSEK -392 (-638). The change includes a non-recurring payment, the second installment for the so-called WELO-project in the German cash handling operation, of MSEK 184 made in February.

Cash flow from operating activities was MSEK 1,378 (833), equivalent to 76 percent (48) of operating income before amortization of goodwill. Adjusted for the non-recurring payment of MSEK 184 the operating cash flow was 86 percent, which is a significant improvement compared to last year.

Free cash flow was MSEK 1,000 (377), equivalent to 81 percent (35) of adjusted income. In the first half of 2003, free cash flow was impacted by non-recurring payments of MSEK 280, mainly related to the one company project in Security Services USA.

Free cash flow as percent of adjusted income, excluding the non-recurring payment of MSEK 184, is for the full year expected to be in line with the Group target of 75–80 percent.

CAPITAL EMPLOYED, RETURN ON CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 5,382 (5,521 as of December 31, 2003) corresponding to 9 percent (9 as of December 31, 2003) of sales adjusted for full-year sales of acquired units. The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in an increase of the opening net liability for pensions and other benefits to employees of MSEK 821. This has resulted in a net decrease of operating capital employed of MSEK 531 after considering tax effects of MSEK 290. Further information can be found under the heading Accounting Principles and in Note 5.

Acquisitions have increased operating capital employed by MSEK 186 during the first half of 2004. Restructuring provisions amounted to MSEK 60 (49 as of December 31, 2003).

Acquisitions increased consolidated goodwill by MSEK 1,651 during the first half of 2004. After amortization of MSEK 564 and positive translation differences of MSEK 339 total goodwill for the group amounted to MSEK 16,204 (14,778 as of December 31, 2003).

The Group's total capital employed was MSEK 21,586 (20,299 as of December 31, 2003). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 370 during the first half of 2004. The return on capital employed was 18 percent (19).

The Group's net debt increased by MSEK 1,712 to MSEK 10,795 (9,083 as of December 31, 2003). Acquisitions during the first half of 2004 increased the Group's net debt by MSEK 1,860, of which purchase payments accounted for MSEK 1,764, assumed net debt MSEK 73 and restructuring costs paid for MSEK 23. The Group's net debt increased by MSEK 155 during the first half of 2004 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 5.9 (5.3 as of December 31, 2003).

The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in a decrease of the opening net debt of MSEK 33 due to the reclassification of provisions for pensions and similar commitments from Interest bearing provisions to Non-interest bearing provisions. Further information can be found in Note 5.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 47 (59).

Shareholders' equity amounted to MSEK 10,778 (11,201 as of December 31, 2003). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 215 during the first half of 2004.The net debt to equity ratio amounted to 1.00 (0.81 as of December 31, 2003).

The total number of outstanding shares amounted to 365,058,897 as of June 30, 2004. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

ACQUISITIONS AND DIVESTITURES

January – June 2004 (MSEK)

Company	Division [1]	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Of which provisions for restructuring
Opening balance					**14,778**	**49**
VNV, Netherlands [6]	Security Services Europe	-	155	155	155	-
Bell, UK	Security Systems	954	1,363	1,455	1,254	-
Eurotelis, France	Security Systems	247	237	208	233	29
TCV, Spain	Security Services Europe	55	18	27	14	3
Other acquisitions [7]		13	8	9	7	2
Divestitures [8]		-49	-17	-17	-12	-
Total acquisitions/divestitures January – June 2004		**n/a**	**1,764**	**1,837**	**1,651**	**34**
Amortization of goodwill/utilization of provisions for restructuring					-564	-23
Translation differences					339	-
Closing balance					**16,204**	**60**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Additional payment 7) Argus, USA, Best Security, Belgium, Best Event Service, Belgium, GDW, Belgium, contract portfolios, Finland, Vagtjensten Fredrikshavn, Denmark (additional payment) 8) Protectas Aviation Security A.G, Switzerland

Acquisitions increased sales by MSEK 551 during the first half of 2004 and Group goodwill by MSEK 1,651, leading to an increase of MSEK 95 in annual goodwill amortization.

Bell Group plc, UK

On May 6, 2004, Securitas and Bell Group plc ("Bell") announced that they had agreed the terms of a recommended cash offer by Securitas for the entire issued and to be issued share capital of Bell. The offer, which was made on the basis of 175 pence in cash for each Bell share, was declared unconditional in all respects on June 7, 2004, when valid acceptances of the offer had been received representing approximately 88.7 percent of the issued share capital of Bell.

In accordance with sections 428 to 430 F in the Companies Act 1985 on June 28, Securitas sent notices to the non-assenting shareholders in Bell implementing procedures to compulsorily acquire the Bell shares that had not been assented to the offer. The Bell shares were de-listed from the London Stock exchange on July 27, 2004. As per August 3, 2004 valid acceptances had been received corresponding to 98.7 percent of the issued share capital of Bell.

Bell was founded in 1985 and listed on the London Stock exchange in 1999. The company, which has 800 employees, is mainly active in the design, installation and maintenance of security systems and is a high quality security systems provider to the financial services market in UK and Ireland where it is the market leader. For 2003, the company reported sales of MGBP 70 and an operating income before goodwill amortization and exceptional items of MGBP 5, corresponding to an operating margin of 7 percent. More than 70 percent of sales were in the UK and Ireland. Bell also has activities in some other European countries overlapping with Securitas existing business.

The acquisition, which was financed from existing cash resources and which is included in the Securitas Group as from June 7, 2004, has a total enterprise value (including acquired net debt of MGBP 6.8) of MGBP 105 (MSEK 1,455). This gives a goodwill of MGBP 90 (MSEK 1,254) to be amortized over 20 years.

Bell has increased Group sales by MSEK 63 and the operating income by MSEK 5 in the period. The impact of the acquisition on income before taxes is slightly negative for the period. Synergies from the acquisitions are estimated at MGBP 3 (MSEK 41) on an annual basis and the acquisition is expected to contribute positively to income before taxes as from 2005.

With the acquisition of Bell and Eurotelis (described below) the Security Systems division within Securitas will have annual sales of approximately MSEK 5,500 and operations in 12 European countries and the USA. The acquisition is consistent with the four-step strategy for the division that entails splitting installation and technical maintenance, focusing on customer segments, global sourcing with long-term partners and acquiring new platforms.

Eurotelis, France

Securitas Security Systems in France has acquired Eurotelis from the Valiance Group. Eurotelis, with 370 employees, has annual sales of MEUR 27 (MSEK 247) mainly in installation and alarm monitoring. The acquisition, which has an enterprise value of MEUR 23 (MSEK 208) and a goodwill of MEUR 26 (MSEK 233) to be amortized over ten years, is included in the Securitas Group as from June 2004.

Eurotelis will significantly strengthen the position of Securitas Security Systems in France and will enable Securitas to be the market leader in the bank and post segment.

TCV, Spain

Securitas Security Services in Spain has acquired TCV with annual sales of MEUR 6 (MSEK 55) in security services and 230 employees. The acquisition is included in the Securitas Group as from April 2004, with an enterprise value of MEUR 3.0 (MSEK 27) and a goodwill of MEUR 1.5 (MSEK 14), to be amortized over five years. The acquisition will strengthen the Spanish security services operations in the Castilla La Mancha region.

IMPORTANT EVENTS

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases, and interim and annual reports for 2001 to 2003. For the most recent published background information please refer to Securitas Annual Report 2003 Note 28, Contingent Liabilities page 72.

Together with American Airlines and other parties, Globe or another Securitas company is a defendant in 62 lawsuits pertaining to the events of September 11. The proceedings against the Securitas companies other than Globe have, with the consent of the Court and the plaintiffs, been temporarily stayed. In all the suits, a number of persons other than Globe and Securitas companies are co-defendants. 50 suits pertain to persons who died and 12 relate to damage to property and businesses owing to the events of September 11. Globe and the other companies in the Group named as defendants plan to challenge these suits.

None of these lawsuits are expected to impact Securitas' operations or financial position.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. Over 98 percent of persons claiming on behalf of World Trade Center, deceased victims have elected to obtain compensation from the victims compensation fund rather than pursue litigation. Claimants under the fund waive their right to seek compensation through litigation.

Plaintiffs had until March 11, 2004 to file wrongful death claims and have until September 11, 2004 to file bodily injury and property damage claims.

As disclosed in the Annual Report 2003, Securitas had commenced arbitration proceedings in Sweden in order to confirm its right to extended coverage with respect to the events of September 11, 2001 under the Group's general liability policy. A final arbitration award has now been issued in this proceeding confirming that coverage under this policy does extend to Securitas and its subsidiary companies with the respect to the events of September 11, 2001.

Long-term credit rating

The long-term credit rating for Securitas from Moody's has changed from Baa1 with negative outlook to Baa2 with stable outlook on August 3, 2004. The Standard & Poor long-term credit rating is BBB+ with stable outlook.

PARENT COMPANY OPERATIONS

The parent company Securitas AB conducts no business operations. Securitas AB contains only Group Management and support functions.

ACCOUNTING PRINCIPLES

In general

In preparing this interim report, Securitas has applied the accounting principles in Note 1 on pages 57–59 of the published Annual Report for 2003.

Implementation and effects of new recommendations from the Swedish Financial Accounting Standards Council for 2004

RR 29 Employee Benefits

The accounting of defined benefit plans for pension plans and other employee benefits, primarily encompassing healthcare benefits, is for 2003 and previous periods pursuant to Swedish and local accounting standards and recommendations. The new recommendation RR 29 Employee Benefits came into effect on January 1, 2004. This means that defined benefit plans now are accounted for with consistent principles throughout the whole Group. The opening balance for pensions and other employee benefits, MSEK 28, has been restated as of January 1, 2004 without the comparatives being changed, which is in accordance with the transition rules of RR 29. The restated opening balance of the net liability is MSEK 821 higher than the previous balance, calculated according to previously used accounting principles. The difference is attributable mainly to different dates of application of RR 29 and local accounting standards and the different market conditions on those dates. The transition to RR 29 has been accounted for as a change in accounting principles, according to RR 5 Changes in Accounting Principles, resulting in a negative adjustment of opening balance of the shareholders' equity of MSEK 531 after considering tax effects of MSEK 290.

MSEK	Jan 1, 2004
Opening balance for pensions and similar commitments	28
Opening balance adjusted to RR 29	-793
Net liability increase	**-821**
Deferred tax	290
Net adjustment of shareholders' equity	**-531**

The closing balance as per June 30, 2004 is a net liability of MSEK 802 distributed in the balance sheet between assets relating to defined benefit plans for pensions and similar commitments of MSEK 65 and provisions related to defined benefit plans for pensions and similar commitments of MSEK 867. The assets are included in Non-interest bearing financial fixed assets and the provisions under Non-interest bearing provisions. The net increase of MSEK 9 is explained by pension costs, cash paid out, acquisitions and translation differences. Please refer to Note 5 for further information.

FILE NO. 82-34719

Transition to International Financial Reporting Standards 2005 (IFRS/IAS)

Securitas will be reporting according to International Financial Reporting Standards (formerly IAS) from 2005. Although the Swedish Financial Accounting Standards Council's recommendations have progressively converged with IFRS, a number of discrepancies remain. Securitas will be monitoring progress on an ongoing basis in order to harmonize with the new regulatory structure. In terms of the information available at present, the only major difference from current accounting principles and IFRS concerns the accounting of acquisitions, goodwill and the recognition and measurement of financial instruments. A dedicated implementation organization and Securitas' auditors closely monitor Securitas' efforts relating to the implementation of IFRS. Securitas will provide relevant information in more detail regarding the effects on the company's accounting when this information becomes available.

THE GROUP'S DEVELOPMENT

The previous forecast for the full year with an increase of income before taxes of 15–20 percent adjusted for changes in exchange rates, remains intact.

STOCKHOLM, AUGUST 11, 2004

Thomas Berglund
President and Chief Executive Officer

Review report

We have reviewed this interim report in accordance with the recommendations issued by the Swedish Institute of Authorized Public Accounts. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, August 11, 2004
PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Chief Auditor

Anders Lundin
Authorized Public Accountant

Income

MSEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003	Jan-Dec 2002
Sales, continuing operations	14,535.3	14,420.4	28,731.2	29,059.6	57,886.3	61,580.8
Sales, acquired businesses	294.3	160.5	551.3	340.6	964.0	4,104.5
Total sales	**14,829.6**	**14,580.9**	**29,282.5**	**29,400.2**	**58,850.3**	**65,685.3**
Organic sales growth, % 1)	*2*	*-4*	*2*	*-4*	*-3*	*8*
Production expenses	-11,462.0	-11,326.0	-22,704.2	-22,840.8	-45,491.5	-50,625.0
Gross income	**3,367.6**	**3,254.9**	**6,578.3**	**6,559.4**	**13,358.8**	**15,060.3**
Selling and administrative expenses	-2,420.8	-2,419.8	-4,754.6	-4,823.5	-9,626.8	-10,601.9
Operating income before amortization of goodwill	**946.8**	**835.1**	**1,823.7**	**1,735.9**	**3,732.0**	**4,458.4**
Operating margin, %	*6.4*	*5.7*	*6.2*	*5.9*	*6.3*	*6.8*
Amortization of goodwill	-285.7	-282.7	-564.4	-559.6	-1,137.0	-1,164.5
Operating income after amortization of goodwill	**661.1**	**552.4**	**1,259.3**	**1,176.3**	**2,595.0**	**3,293.9**
Net financial items	-127.4	-159.5	-261.6	-311.2	-596.8	-782.3
Income before taxes	**533.7**	**392.9**	**997.7**	**865.1**	**1,998.2**	**2,511.6**
Net margin, %	*3.6*	*2.7*	*3.4*	*2.9*	*3.4*	*3.8*
Current taxes	-171.3	-155.9	-329.6	-336.3	-675.2	-620.8
Deferred taxes	-28.8	6.3	-44.5	9.6	-78.9	-376.2
Minority share in net income	-0.2	-0.4	-0.3	-0.3	-1.8	-28.8
Net income for the period	**333.4**	**242.9**	**623.3**	**538.1**	**1,242.3**	**1,485.8**

Cash flow

Operating cash flow MSEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003	Jan-Dec 2002
Operating activities						
Operating income before amortization of goodwill	946.8	835.1	1,823.7	1,735.9	3,732.0	4,458.4
Investments in fixed assets	-445.5	-411.1	-863.7	-889.7	-1,718.6	-1,746.1
Depreciation (excluding amortization of goodwill)	399.0	384.3	789.2	760.0	1,564.1	1,493.5
Change in accounts receivable 2)	96.7	121.5	20.7	-135.0	-368.1	808.6
Changes in other operating capital employed 2)	233.0	-413.2	-391.6	-638.0	-282.2	173.8
Cash flow from operating activities	**1,230.0**	**516.6**	**1,378.3**	**833.2**	**2,927.2**	**5,188.2**
Cash flow from operating activities, %	*130*	*62*	*76*	*48*	*78*	*116*
Net financial items paid	-107.0	-119.8	-191.7	-244.7	-615.0	-794.6
Income taxes paid	-136.5	-264.7	-187.0	-211.2	-510.9	-678.2
Free cash flow	**986.5**	**132.1**	**999.6**	**377.3**	**1,801.3**	**3,715.4**
Free cash flow, % 3)	*152*	*25*	*81*	*35*	*73*	*122*
Cash flow from investing activities, acquisitions	-1,735.3	-966.7	-1,860.0	-1,207.0	-1,307.8	-1,709.7
Cash flow from financing activities	-742.7	271.8	-1,019.8	598.4	1,572.3	29.5
Cash flow for the period	**-1,491.5**	**-562.8**	**-1,880.2**	**-231.3**	**2,065.8**	**2,035.2**

Cash flow MSEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003	Jan-Dec 2002
Cash flow from operations 4)	1,414.1	535.7	1,840.6	1,254.1	3,492.9	5,357.6
Cash flow from investing activities 4)	-2,162.9	-1,370.3	-2,701.0	-2,083.8	-2,999.4	-3,351.9
Cash flow from financing activities	-742.7	271.8	-1,019.8	598.4	1,572.3	29.5
Cash flow for the period	**-1,491.5**	**-562.8**	**-1,880.2**	**-231.3**	**2,065.8**	**2,035.2**

Change in net debt MSEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003	Jan-Dec 2002
Opening balance	**-9,351.4**	**-9,603.0**	**-9,082.5**	**-9,886.8**	**-9,886.8**	**-12,582.6**
Effect of change in accounting principle 5)	-	-	32.6	-	-	-
Opening balance adjusted in accordance with new principle	**-9,351.4**	**-9,603.0**	**-9,049.9**	**-9.886.8**	**-9,886.8**	**-12,582.6**
Cash flow for the period	-1,491.5	-562.8	-1,880.2	-231.3	2,065.8	2,035.2
Change in loans	12.6	-930.7	289.7	-1,147.2	-2,095.5	-414.0
Change in net debt before translation differences	**-1,478.9**	**-1,493.5**	**-1,590.5**	**-1,378.5**	**-29.7**	**1,621.2**
Translation differences	35.3	295.2	-154.6	464.0	834.0	1,074.6
Change in net debt	**-1,443.6**	**-1,198.3**	**-1,745.1**	**-914.5**	**804.3**	**2,695.8**
Closing balance	**-10,795.0**	**-10,801.3**	**-10,795.0**	**-10,801.3**	**-9,082.5**	**-9,886.8**

Capital employed and financing

MSEK	Jun 30, 2004	Mar 31 , 2004	Dec 31, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002
Operating capital employed	**5,381.9**	**5,554.0**	**5,521.4**	**5,780.6**	**5,316.6**	**4,890.9**
Return on operating capital employed, % 6)	*70*	*67*	*72*	*76*	*84*	*83*
Operating capital employed as % of sales 6, 7)	*9*	*9*	*9*	*10*	*9*	*7*
Goodwill	16,203.8	15,088.1	14,777.8	16,143.3	16,214.4	16,672.2
Capital employed	**21,585.7**	**20,642.1**	**20,299.2**	**21,923.9**	**21,531.0**	**21,563.1**
Return on capital employed, % 6, 8)	*18*	*18*	*18*	*19*	*20*	*21*
Net debt	**-10,795.0**	**-9,351.4**	**-9,082.5**	**-10,801.3**	**-9,603.0**	**-9,886.8**
Minority interest	**12.6**	**13.4**	**15.6**	**14.4**	**13.6**	**13.2**
Shareholders' equity	**10,778.1**	**11,277.3**	**11,201.1**	**11,108.2**	**11,914.4**	**11,663.1**
Net debt equity ratio/multiple	*1.00*	*0.83*	*0.81*	*0.97*	*0.81*	*0.85*

Notes 1-8 refer to page 13

Balance Sheet

MSEK	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002
ASSETS						
Fixed assets						
Goodwill	16,203.8	15,088.1	14,777.8	16,143.3	16,214.4	16,672.2
Other intangible fixed assets	425.8	384.5	384.7	298.0	301.3	263.0
Tangible fixed assets	5,224.1	5,243.3	5,069.0	5,262.1	5,247.7	5,256.5
Non-interest bearing financial fixed assets [5)]	1,996.6	1,999.1	2,455.2	2,656.0	2,618.3	2,734.2
Interest bearing financial fixed assets	140.7	142.3	138.7	144.1	148.0	147.3
Total fixed assets	**23,991.0**	**22,857.3**	**22,825.4**	**24,503.5**	**24,529.7**	**25,073.2**
Current assets						
Non-interest bearing current assets	10,475.3	10,005.4	9,653.6	9,880.5	9,412.0	9,552.6
Cash and liquid funds	2,609.4	4,106.0	4,475.7	2,371.6	3,065.3	2,851.2
Total current assets	**13,084.7**	**14,111.4**	**14,129.3**	**12,252.1**	**12,477.3**	**12,403.8**
TOTAL ASSETS	**37,075.7**	**36,968.7**	**36,954.7**	**36,755.6**	**37,007.0**	**37,477.0**

MSEK	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Restricted equity	*7,776.2*	*8,080.7*	*7,820.9*	*7,094.9*	*7,516.0*	*7,823.7*
Non-restricted equity	3,001.9	3,196.6	3,380.2	4,013.3	4,398.4	3,839.4
Total shareholders' equity	**10,778.1**	**11,277.3**	**11,201.1**	**11,108.2**	**11,914.4**	**11,663.1**
Equity ratio, %	*29*	*31*	*30*	*30*	*32*	*31*
Minority interest	**12.6**	**13.4**	**15.6**	**14.4**	**13.6**	**13.2**
Provisions						
Interest bearing provisions [5)]	-	-	32.6	35.2	35.7	34.8
Non-interest bearing provisions [5)]	2,638.7	2,442.6	2,072.5	2,263.6	2,338.8	2,433.9
Total provisions	**2,638.7**	**2,442.6**	**2,105.1**	**2,298.8**	**2,374.5**	**2,468.7**
Long-term liabilities						
Non-interest bearing long-term liabilities	48.3	0.2	231.2	163.4	164.2	231.2
Interest bearing long-term liabilities	11,296.5	11,379.4	11,205.7	11,372.3	11,444.2	11,397.5
Total long-term liabilities	**11,344.8**	**11,379.6**	**11,436.9**	**11,535.7**	**11,608.4**	**11,628.7**
Current liabilities						
Non-interest bearing current liabilities	10,052.9	9,635.5	9,737.4	9,889.0	9,759.7	10,250.3
Interest bearing current liabilities	2,248.6	2,220.3	2,458.6	1,909.5	1,336.4	1,453.0
Total current liabilities	**12,301.5**	**11,855.8**	**12,196.0**	**11,798.5**	**11,096.1**	**11,703.3**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**37,075.7**	**36,968.7**	**36,954.7**	**36,755.6**	**37,007.0**	**37,477.0**

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
CHANGES IN SHAREHOLDERS' EQUITY				
Opening balance according to adopted balance sheet	**365.1**	**7,455.8**	**3,380.2**	**11,201.1**
Effect of change in accounting principle [5)]	-	-	-530.8	-530.8
Opening balance adjusted in accordance with new principle	**365.1**	**7,455.8**	**2,849.4**	**10,670.3**
Translation differences	-	187.5	27.1	214.6
Transfer between restricted & non-restricted reserves	-	-232.2	232.2	-
Net income for the period	-	-	623.3	623.3
Dividend paid	-	-	-730.1	-730.1
Closing balance	**365.1**	**7,411.1**	**3,001.9**	**10,778.1**

Data per share

SEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003	Jan-Dec 2002
Share price, end of the period	94.00	82.00	94.00	82.00	97.00	104.00
Earnings after current taxes, after full conversion	0.99	0.67	1.83	1.49	3.66	5.14
Earnings after full taxes, before full conversion	0.91	0.67	1.71	1.48	3.41	4.10
Earnings after full taxes, after full conversion	0.91	0.69	1.71	1.52	3.45	4.14
Dividend	-	-	-	-	2.00	2.00
P/E-ratio after full conversion	-	-	-	-	28	25
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	363,055,906
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	364,558,149	364,808,523	362,068,889
Number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810	382,473,261
Average number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,424,923	382,416,866	376,689,957

Further information regarding earnings per share

MSEK	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003	Jan-Dec 2002
Net income for the period	333.4	242.9	623.3	538.1	1,242.3	1,485.8
Interest cost for the convertible loan, net of 28% tax	*16.2*	*20.2*	*33.7*	*42.8*	*77.8*	*73.7*
Net income used in data per share calculations	349.6	263.1	657.0	580.9	1,320.1	1,559.5

Note 5 refer to page 13

KEY FIGURES – THE GROUP, HALF YEAR, 2000-2004

Total sales & Organic sales growth, H1, 2000-2004


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14%
12%
10%
8%
6%
4%
2%
0%
2%
-4%
-6%
H1-00 H1-01 H1-02 H1-03 H1-04
Total Sales, MSEK
Organic sales growth, %

Operating income & Operating margin, H1, 2000-2004


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
8 %
6 %
4 %
2 %
0 %
H1-00 H1-01 H1-02 H1-03 H1-04
Operating income, MSEK
Operating margin, %

Income before taxes & Free cash flow, H1, 2000-2004


1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
H1-00 H1-01 H1-02 H1-03 H1-04
Income before taxes, MSEK
Free cash flow, MSEK

Capital employed & Return on capital employed, H1, 2000-2004


30,000
25,000
20,000
15,000
10,000
5,000
0
20 %
15 %
10 %
5 %
0 %
H1-00 H1-01 H1-02 H1-03 H1-04
Capital employed, MSEK
ROCE, %

Interest cover ratio & Net debt/ equity ratio, H1, 2000-2004


8
6
4
2
0
1.5
1.0
0.5
0.0
H1-00 H1-01 H1-02 H1-03 H1-04
Interest cover ratio, /
Net debt / equity ratio, /

Earnings per share after full taxes, H1, 2000-2004


2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
H1-00 H1-01 H1-02 H1-03 H1-04
Earnings per share after full taxes, SEK

Notes

1) The calculation of organic sales growth is reported in the table Sales January – June under the section Sales and Income for the Group.

2) The change in accounts receivable is accounted for separately, whereas it was previously included in Changes in other operating capital employed. Changes in other operating capital employed have been adjusted by MSEK -121.5 for April – June 2003, MSEK 135.0 for January – June 2003, MSEK 368.1 for full year 2003 and MSEK -808.6 for full year 2002.

3) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income).

4) Payments from provisions for restructuring have been reclassified from Cash flow from investing activities to Cash flow from operations with effect from full year 2003. Comparative figures for Cash flow from operations have been adjusted by MSEK -7.5 for April – June 2003, MSEK -12.9 for January – June 2003 and MSEK -103.9 for full year 2002. In the operating cash flow, payments from provisions for restructuring are still included in cash flow from investing activities, acquisitions.

5) Provisions for pensions and similar commitments are from January 1, 2004 accounted for according to the new recommendation RR 29 Employee Benefits as described under Accounting Principles. The transition to RR 29 Employee Benefits has not only resulted in an increase of the net liability but also to a reclassification in the balance sheet where all defined benefit plans are accounted for either as Non-interest bearing financial fixed assets or as provisions for pensions and similar commitments included in Non-interest bearing provisions. According to the transition rules the comparatives have not been restated and thus provisions for pensions and similar commitments which previously was included in net debt is not included in net debt from January 1, 2004. The impact on net debt is not material (Provisions for pensions and similar commitments amounted to MSEK 32.6 compared to a net debt of MSEK 9,082.5 in December 2003, MSEK 35.2 compared to a net debt of MSEK 10,801.3 in June 2003, MSEK 35.7 compared to a net debt of MSEK 9,603.0 in March 2003 and MSEK 34.8 compared to a net debt of MSEK 9,886.8 in December 2002). Costs for defined benefit plans are estimated using the so-called Projected Unit Credit method in a way that distributes the cost over the employee's working life. Obligations are valued at the present value of the expected future cash flows using a discount interest rate corresponding to the interest rate on first-class corporate bonds or government bonds with remaining tenor that is approximately the same as the obligations. If defined benefit plans after taking related assets into consideration result in a net asset, they are reported as net assets in the consolidated balance sheet. Otherwise they are reported as provisions. Costs relating to defined benefit plans, including the interest element, are accounted for in operating income.

6) Key ratios for Return on operating capital employed, %, Operating capital employed as % of sales and Return on capital employed, %, have not been adjusted for the change in accounting principle, described under Accounting principles and in Note 5, since the effect of the increase of the net liability pensions and other benefits to employees only impacts operating capital employed and capital employed from January 1, 2004.

7) Adjusted for the full year sales of acquired entities.

8) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

FILE NO. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries mainly in USA and Europe.

For further information, please contact:

Thomas Berglund, President and CEO, +44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 (0) 20 8432 6554
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting will be held on August 11, 2004 at 3.00 p.m. CET
The Information Meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm
Call-in number to participate in the information meeting is +44 (0) 20 7162 0186
The meeting is also webcasted at www.securitasgroup.com
For a recorded version of the Information meeting please dial +44 (0) 20 8288 4459. Access code 965032

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70